

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2023

Yinan Hu
Chief Executive Officer
Fanhua Inc.
60/F, Pearl River Tower
No. 15 West Zhujiang Road
Guangzhou, Guangdong 510623
People's Republic of China

> **Re: Fanhua Inc.**
> **Amendment No. 1 to the Annual Report on Form 20-F**
> **Filed May 22, 2023**
> **Annual Report on Form 20-F**
> **Filed April 25, 2023**
> **File No. 001-33768**

Dear Yinan Hu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Annual Report on Form 20-F

Item 5. Operating and Financial Review and Prospects, page 76

1. Please revise your Operating and Financial Review and Prospects section in future filings to discuss your financial condition and changes in financial condition for each of the periods presented as required by Item 303(a) of Regulation S-K. Please also refer to the instructions to Item 5 of Form 20-F and SEC Release Nos. 33-6835 and 33-8350.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 124

2. We note your statement that you reviewed the Company's register of members and public

filings with shareholders, including the Schedule 13D/A filed jointly by Sea Synergy Limited and Mr. Yinan Hu on December 23, 2022 and the Schedule 13G/A filed by Bank of America Corporate Center on February 14, 2023, in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

3.   In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

4.   We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and (b)(5) are provided for "Fanhua Inc. or the consolidated VIEs." We also note that your list of subsidiaries and affiliated entities in Exhibit 8.1 appears to indicate that you have subsidiaries that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
    • With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, please provide this information in your supplemental response.
    • With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

5.   With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is "to our knowledge." Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

Notes to the Consolidated Financial Statements
(e) Accounts receivable and Contract Assets, page F-17

6.   Please revise future filings to include your policy for determining past-due or delinquency status for your accounts receivable and contract assets and your policy for recognizing write-offs within the allowance for doubtful accounts. Please refer to ASC 326-20-50-17.

7.   Please revise future filings to include the disclosures required by ASC 606-10-50-9 and ASC 606-10-50-10 for your contract assets.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Contact Jimmy McNamara at (202) 551-7349 or Jennifer Thompson at (202) 551-3737 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.

      You may contact William Schroeder at (202) 551-3294 or John Spitz at (202) 551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at (202) 551-8819 or Tonya Aldave at (202) 551-3601 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance